As filed with the Securities and Exchange Commission on July 15, 2002


================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


             ------------------------------------------------------

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


             ------------------------------------------------------

                  MONTGOMERY PARTNERS ABSOLUTE RETURN FUND LLC
                       (Name of Subject Company (Issuer))


                  MONTGOMERY PARTNERS ABSOLUTE RETURN FUND LLC
                             (Name of Filing Person)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                   6140933102
                      (CUSIP Number of Class of Securities)

                        Montgomery Asset Management, LLC
                              101 California Street
                             San Francisco, CA 94111
                            Telephone: (415) 248-6000

       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Person)

                                 With a copy to:

                              David A. Hearth, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                          55 Second Street, 24th Floor
                          San Francisco, CA 94105-3441



                                  July 15, 2002
     (Date Tender Offer First Published, Sent or Given to Security Holders)

--------------------------------------------------------------------------------
                            CALCULATION OF FILING FEE

================================================================================

Transaction Valuation:   $750,000(a)            Amount of Filing Fee:  $69.00(b)
================================================================================

(a) Calculated as the estimated aggregate maximum purchase price for five percent of the Issuer's outstanding limited liability company interests based on the estimated total net asset value of the Issuer's outstanding limited liability company interests as of May 31, 2002.

(b)   Calculated at .0092% of the Transaction Valuation.

      |_| Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously
      Paid:                ____________________________________

      Form or Registration
      No.:                 ____________________________________

      Filing Party:        ____________________________________

      Date Filed:          ____________________________________


|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      |_|   third-party tender offer subject to Rule 14d-1.

      |X|   issuer tender offer subject to Rule 13e-4.

      |_|   going-private transaction subject to Rule 13e-3.

      |_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer:    |_|

            This Issuer Tender Offer Statement on Schedule TO relates to an offer by Montgomery Partners Absolute Return Fund LLC, a Delaware limited liability company (the "Fund"), to purchase limited liability company interests or portions thereof from members of the Fund at their estimated net asset value, upon the terms and subject to the conditions contained in the Offer to Purchase dated July 15, 2002 and the related Letter of Transmittal, which are filed as exhibits to this Schedule TO.

            This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

            The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of this Issuer Tender Offer Statement on Schedule TO.

ITEM 12.    EXHIBITS.

EXHIBIT NO.          DESCRIPTION
-----------          -----------

(a)(1)(i)            Form of Letter to Members.

(a)(1)(ii)           Form of Letter of Transmittal.

(a)(1)(iii)          Offer to Purchase, dated July 15, 2002.

(a)(1)(iv)           Form of Notice of Withdrawal of Tender.

(a)(1)(v) Form of letter from the Fund to Members in connection with acceptance of tenders.

(a)(1)(vi)           Form of Promissory Note.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 15, 2002                       MONTGOMERY PARTNERS ABSOLUTE RETURN FUND LLC


                                    By:  /s/  Dana Schmidt
                                         ---------------------------------------
                                         Name:  Dana Schmidt
                                         Title:  Chief Administrative Officer

                                   EXHIBIT INDEX


EXHIBIT NO.          DESCRIPTION
-----------          -----------

(a)(1)(i)            Form of Letter to Members.

(a)(1)(ii)           Form of Letter of Transmittal.

(a)(1)(iii)          Offer to Purchase, dated July 15, 2002.

(a)(1)(iv)           Form of Notice of Withdrawal of Tender.

(a)(1)(v) Form of Letter from the Fund to Members in connection with acceptance of tenders.

(a)(1)(vi)           Form of Promissory Note.

                                EXHIBIT (a)(1)(i)

                            Form of Letter to Members



IF YOU DO NOT WISH TO SELL YOUR LIMITED LIABILITY COMPANY INTEREST IN MONTGOMERY PARTNERS ABSOLUTE RETURN FUND LLC AT THIS TIME, PLEASE DISREGARD THIS NOTICE. THIS IS SOLELY NOTIFICATION OF THE FUND'S TENDER OFFER.

                                                                   July 15, 2002


Dear Member of the Montgomery Partners Absolute Return Fund LLC:

I am writing to inform you of important dates relating to a tender offer by Montgomery Partners Absolute Return Fund LLC (the "Fund"). The purpose of the tender offer is to provide liquidity to Members who hold limited liability company interests in the Fund ("Interests"). Interests may be presented to the Fund for purchase only by tendering them during the Fund's announced tender offer periods. If you are not interested in redeeming your Interest at this time, please disregard this notice and take no action.

This tender offer period will begin on July 15, 2002 and end at 11:59 p.m. Eastern time on August 30, 2002. However, we are asking you to submit the notice to tender to us by August 2, 2002. Because it may be necessary for the Fund to liquidate a portion of its holdings in underlying hedge funds, the Fund must give advance notice to the underlying hedge fund managers of its intent. Notice of your request to tender received by August 2, 2002 will provide us enough time to do so.

We will accept tender offers up to a maximum aggregate amount of 5% of the Fund's outstanding Interests. If more than 5% of the Fund's outstanding Interests are tendered, the Fund will purchase Interests from tendering Members on a pro rata basis.

Should you wish to tender all or a portion of your Interest for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal via certified mail or Federal Express to the following address:

                                Montgomery Partners
                                   c/o PFPC Inc.
                                103 Bellevue Parkway
                                Wilmington, DE 19809

All completed tenders of Interests should be received by the Fund's subadministrator, PFPC Inc., either by mail or by fax at (302) 791-4076 (if by fax, please deliver an original, executed copy promptly thereafter to the address above) preferably by August 2, 2002, but no later than 11:59 p.m. Eastern time on August 30, 2002.

Remember that if you are tendering your Interests, you will receive 90% of the purchase price after September 30, 2002, the Fund's valuation date for this tender. This means that you will not receive another communication from us until late October 2002, when you will receive an Acceptance of Tenders and a Promissory Note, with your initial payment to follow shortly thereafter. The remaining proceeds will be withheld until the Fund's required annual audit has been completed in the second quarter of 2003.

NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

Neither the Fund nor its Board of Directors (the "Board") is making any recommendation to any Member whether to tender or refrain from tendering Interests in this tender offer. The Fund and the Board urge each Member to read and evaluate the Offer to Purchase and Letter of Transmittal carefully and to make his or her own decision.

If you have any questions, please refer to the enclosed Offer to Purchase and Letter of Transmittal, which contain additional important information about the tender offer, or call the Fund's investor representatives at (800) 397-5566.

Sincerely,


/s/ Wilson "Bill" Santos
------------------------
Wilson "Bill" Santos
Executive Vice President and Chief Marketing Officer
Montgomery Partners


If you have any questions concerning specific tax rules, we recommend that you seek the advice of a qualified tax professional.

Funds Distributor, Inc.  7/02

                               EXHIBIT (a)(1)(ii)

                              LETTER OF TRANSMITTAL

                            REGARDING AN INTEREST IN

                  MONTGOMERY PARTNERS ABSOLUTE RETURN FUND LLC

                   TENDERED PURSUANT TO THE OFFER TO PURCHASE
                               DATED July 15, 2002



THE OFFER WILL EXPIRE AT, AND THIS LETTER OF TRANSMITTAL MUST BE RECEIVED BY THE
    FUND BY, 11:59 P.M., EASTERN TIME, ON FRIDAY, AUGUST 30, 2002, UNLESS THE
                               OFFER IS EXTENDED.



        Complete this Letter of Transmittal and Return by Mail or Fax to:

                               Montgomery Partners
                     c/o PFPC Inc. (the "Subadministrator")
                               Attn: Herbert Bracy
                              103 Bellevue Parkway
                              Wilmington, DE 19809


                            Facsimile: (302) 791-4076


                           For additional information:
                              Phone: (800) 397-5566

Ladies and Gentlemen:

            The undersigned hereby tenders to Montgomery Partners Absolute Return Fund LLC, a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Fund"), the limited liability company interest in the Fund or portion thereof (hereinafter the "Interest") held by the undersigned, described and specified below, on the terms and conditions set forth in the Offer to Purchase, dated July 15, 2002 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer"). THE TENDER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY THE FUND, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

            The undersigned hereby sells to the Fund the Interest or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that (a) the undersigned has full authority to sell the Interest or portion thereof tendered hereby, (b) the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it and (c) the undersigned has read and agreed to all of the terms of the Offer. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

            The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the Interests in the Fund or portions thereof tendered hereby.

            A promissory note for the purchase price will be delivered to the Subadministrator and then mailed by the Subadministrator to the undersigned's address of record on the books of the Fund. The Initial Payment and Final Payment, if any (each term as defined in the Offer and such payments together, the "Cash Payments"), of the purchase price for the Interest or portion thereof tendered by the undersigned will be deposited by the Fund in a segregated custodial account and then transmitted directly to the undersigned or to the undersigned's brokerage account, in accordance with instructions provided herein by the undersigned (or directly to the undersigned's brokerage account, if any, with A.G. Edwards & Sons, Inc., as described below), as described in Section 2 of the Offer to Purchase. The undersigned hereby represents and warrants that the undersigned understands that upon a withdrawal of such cash payment from such account, such brokerage may subject such withdrawal to any fees that such brokerage would customarily assess upon the withdrawal of cash from such account. (Any payment in the form of marketable securities would be made by means of special arrangement with the undersigned in the sole discretion of the Board of Directors of the Fund.) The Subadministrator will act as an agent for the undersigned for purpose of delivering the Cash Payments and the Note from the Fund to the undersigned. Under no circumstances will interest on the purchase price for Interests be paid, regardless of any delay in delivering the Cash Payments to the undersigned.

            The undersigned recognizes that the amount of the Initial Payment will be based on the unaudited estimated net asset value of the Fund as of the close of business on September 30, 2002, subject to an extension of the Offer as described in Section 1 of the Offer to Purchase. The undersigned recognizes that the Final Payment portion of the purchase price, if any, will be determined upon completion of the audit of the Fund's financial statements for fiscal 2002, which is anticipated to be completed not later than 60 days after March 31, 2003, the Fund's fiscal year end, and will be paid within ten business days thereafter.

            All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, executors, administrators, legal representatives, successors and assigns of the undersigned. Except as stated in Section 4 of the Offer to Purchase, this tender is irrevocable.

              PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

            The undersigned understands that the valid tender of an Interest pursuant to the procedures described in Section 3, "Procedure for Tendering Interests," of the Fund's Offer to Purchase will constitute a binding agreement between the undersigned and the Fund upon the terms and subject to the conditions of the Offer.

PLEASE FAX OR MAIL IN THE ENCLOSED POSTAGE PAID ENVELOPE TO:

MONTGOMERY PARTNERS
C/O PFPC INC.
ATTENTION:  Herbert Bracy
103 Bellevue Parkway
Wilmington, DE 19809

FAX:  (302) 791-4076

FOR ADDITIONAL INFORMATION, PHONE:  (800) 397-5566

PART 1.     MEMBER INFORMATION:

            Name of Member:         ____________________________________________

            Social Security No.
            or Taxpayer
            Identification No.:     ______________________________

            Telephone Number:       (    )
                                    ------------------------------

PART 2.     AMOUNT OF LIMITED LIABILITY COMPANY INTEREST IN THE FUND BEING
            TENDERED:

            |_|   Entire limited liability company interest.

            |_| Portion of limited liability company interest expressed as a specific dollar value. (A minimum capital account with a value of greater than (a) $50,000, net of any performance fee payable to the Fund's investment adviser that would be deducted from the undersigned's capital account if September 30, 2002 were a date on which a performance fee would otherwise be paid (the "Tentative Performance Fee") and net of amounts constituting placement fees; or (b) the amount of the Tentative Performance Fee and the performance fees, must be maintained (the "Required Minimum Balance").)*

                                    $ ___________________

            |_| Portion of limited liability company interest in excess of the Required Minimum Balance.

                  *The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the Required Minimum Balance, the Fund may reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

PART 3.     PAYMENT.

            PROMISSORY NOTE

            A promissory note pursuant to which a Member will receive the Initial Payment and Final Payment portions of the purchase price (together, the "Cash Payments") will be delivered by the Fund to the Subadministrator and then mailed by the Subadministrator to the undersigned's address of record on the books of the Fund. The undersigned hereby represents and warrants that the undersigned understands that any payments of cash due pursuant to the Note will be deposited by the Fund in a segregated custodial account and then transmitted directly to the undersigned or to the undersigned's brokerage account, in accordance with instructions provided herein by the undersigned, and, if so transferred to a brokerage account, may be subject upon withdrawal from such account to any fees that such brokerage would customarily assess upon the withdrawal of cash from such account. (Any payment in the form of marketable securities would be made by means of special arrangements with the undersigned.)

            The Subadministrator will act as an agent for the undersigned for purpose of delivering the Initial Payment and the Final Payment (together, the "Cash Payments") and the Note from the Fund to the undersigned. Under no circumstances will interest on the purchase price for Interests be paid, regardless of any delay in delivering such payments to the undersigned.

PART 4.     PAYMENT AND DELIVERY INSTRUCTIONS

                  NOTE: If you have a brokerage account with A.G. Edwards &
            Sons, Inc. ("A.G. Edwards"), the Fund will transmit the Cash Payments to A.G. Edwards, who will deposit them in your account with A.G. Edwards. The Note will be delivered to your address of record on the books of the Fund. Please provide the information requested below about your A.G. Edwards brokerage account:

                    Name(s) on A.G. Edwards brokerage account:__________________


                    A.G. Edwards brokerage account number:______________________


                  If you do NOT have a brokerage account with A.G. Edwards, the
             Cash Payments and the Note will be delivered to your address of record with the Fund.

PART 5.  SIGNATURE(S).

--------------------------------------------------------------------------------

   FOR INDIVIDUAL MEMBERS AND JOINT         FOR OTHER MEMBERS:
   TENANTS:

   --------------------------------------   ------------------------------------
   Signature                                Print Name of Member
   (SIGNATURE OF MEMBER(S) EXACTLY AS
   APPEARED ON SUBSCRIPTION AGREEMENT)

   --------------------------------------   ------------------------------------
   Print Name of Member                     Signature
                                            (SIGNATURE OF AUTHORIZED SIGNATORY
                                            FOR MEMBER)

   --------------------------------------   ------------------------------------
   Joint Tenant Signature if necessary      Print Name and Title of Signatory
   (SIGNATURE OF MEMBER(S) EXACTLY AS
   APPEARED ON SUBSCRIPTION AGREEMENT)

   --------------------------------------   ------------------------------------
   Print Name of Joint Tenant               Co-signatory if necessary
                                            (SIGNATURE OF AUTHORIZED SIGNATORY
                                            FOR MEMBER)

                                            ------------------------------------
                                            Print Name and Title of Co-signatory

--------------------------------------------------------------------------------


   Date:
   ---------------------------------

                                  INSTRUCTIONS

              FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1. CONDITIONAL TENDERS. No alternative, conditional or contingent tenders will be accepted, except as may be permitted in the Fund's Offer to Purchase.

2. IRREGULARITIES. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of an Interest will be determined by the Fund, in its sole discretion, which determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders of any particular Interest (a) determined by it not to be in proper form or (b) the acceptance of or payment for which may, in the opinion of the Fund's counsel, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer, in whole or in part, or any defect or irregularity in tender of any particular Interest or Member, and the Fund's interpretations of the terms and conditions of the Offer (including these instructions) shall be final and binding. No tender of an Interest will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Fund, PFPC Inc., the Subadministrator, or any other person shall be obligated to give notice of defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notice. Unless waived, any defects or irregularities must be cured within such time as the Fund shall determine.

3. REQUESTS FOR ASSISTANCE AND ADDITIONAL COPIES AND FORMS. Requests for assistance should be directed to, and additional copies of the Fund's Offer to Purchase and this Letter of Transmittal may be obtained from, the Subadministrator at the address set forth at the end of the Offer to Purchase. The Subadministrator will also provide Members, upon request, with a Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding (W-8BEN) or a Certificate of Foreign Person's Claim for Exemption From Withholding on Income Effectively Connected With the Conduct of a Trade or Business in the United States (W-8ECI).

4. BACKUP WITHHOLDING. Each Member that desires to participate in the Offer must, unless an exemption applies, provide the Subadministrator with the Member's taxpayer identification number on the Substitute Form W-9 set forth in this Letter of Transmittal, with the required certifications being made under penalties of perjury. If the Member is an individual, the taxpayer identification number is his, her or its social security number. If the Subadministrator is not provided with the correct taxpayer identification number, the Member may be subject to a $50 penalty imposed by the Internal Revenue Service in addition to being subject to backup withholding.

            Members are required to give the Subadministrator the taxpayer identification number of the record owner of their Interests by completing the Substitute Form W-9 included with this Letter of Transmittal. If an Interest is registered in more than one name, consult the "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9," which immediately follow the Substitute Form W-9.

            If backup withholding applies, the Subadministrator is required to withhold 30% of any payment made to the Member with respect to an Interest purchased pursuant to the Offer. Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding may result in an overpayment of taxes for which a refund may be obtained by the Member from the Internal Revenue Service.

            Certain Members (including, among others, most corporations and certain foreign persons) are exempt from backup withholding requirements. To qualify as an exempt recipient on the basis of foreign status, a Member must submit a properly completed Form W-8BEN or Form W-8ECI, signed under penalties of perjury, attesting to that person's exempt status. A Member would use a Form W-8BEN to certify that it (a) is neither a citizen nor a resident of the United States, (b) has not been and reasonably does not expect to be present in the United States for a period aggregating 183 days or more during the calendar year, and (c) reasonably expects not to be engaged in a trade or business within the United States to which the gain on the sale of the Interests would be effectively connected; and would use a Form W-8ECI to certify that (x) it is neither a citizen nor resident of the U.S., and (y) the proceeds of the sale of the Interests is effectively connected with a U.S. trade or business. A foreign Member may also use a Form W-8BEN to certify that it is eligible for benefits under a tax treaty between the United States and such foreign person's country of residence.

            A MEMBER SHOULD CONSULT HIS, HER OR ITS TAX ADVISOR AS TO HIS, HER OR ITS QUALIFICATION FOR EXEMPTION FROM THE BACKUP WITHHOLDING REQUIREMENTS AND THE PROCEDURE FOR OBTAINING AN EXEMPTION.

           PAYER'S NAME: MONTGOMERY PARTNERS ABSOLUTE RETURN FUND LLC

--------------------------------------------------------------------------------
                 Name    _______________________________________________________
                 Address _______________________________________________________
--------------------------------------------------------------------------------
Substitute       Part 1(a) - PLEASE PROVIDE YOUR      TIN
Form W-9         NAME AND TIN IN THE BOX AT RIGHT
Department of    AND CERTIFY BY SIGNING AND DATING
the Treasury     BELOW
Internal
Revenue Service

Payer's Request
for Taxpayer
Identification
Number (TIN)
--------------------------------------------------------------------------------
                                                       (Social Security Number
                                                      or Employer Identification
                                                                Number)
--------------------------------------------------------------------------------
                 Part 1(b) - PLEASE CHECK THE BOX AT RIGHT IF YOU HAVE APPLIED
                    FOR, AND ARE WAITING RECEIPT OF YOUR TIN. |_|
                 ---------------------------------------------------------------

--------------------------------------------------------------------------------
                 Part 2 - FOR PAYEES EXEMPT FROM BACKUP WITHHOLDING PLEASE WRITE "EXEMPT" HERE (SEE INSTRUCTIONS)________________________
--------------------------------------------------------------------------------
                 Part 3 - CERTIFICATION - Under penalty of perjury, I certify that:

                 (1) The number shown on this form is my correct Taxpayer
                     Identification Number (or I am waiting for a number to be issued to me and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, a percentage of all reportable payments made to me will be withheld);

                 (2) I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

                 (3) I am a U.S. person (including U.S. resident alien).
--------------------------------------------------------------------------------
                 CERTIFICATION INSTRUCTIONS - You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.
--------------------------------------------------------------------------------
                 SIGNATURE _____________________________________________________
                 DATE __________________________________________________________
--------------------------------------------------------------------------------

NOTE: Failure to complete and return this form may result in backup withholding of 30% of any payments made to you pursuant to the offer. Please review the enclosed guidelines for certification of taxpayer identification number on substitute Form W-9 for additional details.

You must complete the following certificate if you checked the box in Part 3 of the substitute Form W-9

             Certificate of Awaiting Taxpayer Identification Number

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office, or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, 30% of all reportable payments made to me will be withheld.

Signature:  _______________________________   Date: _____________________, 200_

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9

            Guidelines for Determining the Proper Identification Number for the Payee (You) to Give the Payer--Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

--------------------------------------------------------------------------------
         For This Type of Account:           Give the Social Security Number of:
--------------------------------------------------------------------------------
1.  Individual                              The Individual
--------------------------------------------------------------------------------
2.  Two or more individuals (joint          The actual owner of the account or,
    account)                                if combined funds, the first
                                            individual
--------------------------------------------------------------------------------
3.  Custodian account of a minor on the     The Minor (2)
    account (1)
     (Uniform Gift to Minors Act)
--------------------------------------------------------------------------------
4.  a.  The usual revocable savings trust   The grantor-trustee(1)
        account
          (grantor is also trustee)
--------------------------------------------------------------------------------
     b.  So-called trust account that is    The actual owner (1)
         not a legal or valid trust under
         the state law
--------------------------------------------------------------------------------
5.  Sole proprietorship                     The owner (3)
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                             Give the Employer Identification
         For This Type of Account                       Number of:
--------------------------------------------------------------------------------
6.   Sole proprietorship                    The owner (3)
--------------------------------------------------------------------------------
7.   A valid trust, estate, or pension      The legal entity (4)
     trust
--------------------------------------------------------------------------------
8.   Corporate                              The corporation
--------------------------------------------------------------------------------
9.   Association, club, religious,          The organization
     charitable, educational, or other
     tax-exempt organization
--------------------------------------------------------------------------------
10. Partnership                             The partnership
--------------------------------------------------------------------------------
11. A broker or registered nominee          The broker or nominee
--------------------------------------------------------------------------------

(1) List first and circle the name of the person whose number you furnish if only one person on a joint account has a social security number, that person's number must be furnished.

(2) Circle the minor's name and furnish the minor's social security number.

(3) You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your social security number of your employer identification number (if you have one).

(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

  NOTE: IF NO NAME IS CIRCLED WHEN THERE IS MORE THAN ONE NAME, THE NUMBER WILL
               BE CONSIDERED TO BE THAT OF THE FIRST NAME LISTED.

                               EXHIBIT (a)(1)(iii)

                  MONTGOMERY PARTNERS ABSOLUTE RETURN FUND LLC
                                  (THE "FUND")

                                OFFER TO PURCHASE

                             UP TO 5% OF OUTSTANDING
              LIMITED LIABILITY COMPANY INTERESTS (THE "INTERESTS")

--------------------------------------------------------------------------------

   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., EASTERN TIME, ON
                 AUGUST 30, 2002, UNLESS THE OFFER IS EXTENDED.

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         THIS  OFFER TO  PURCHASE  AND THE  ACCOMPANYING  LETTER OF  TRANSMITTAL
(WHICH, TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS THERETO, COLLECTIVELY CONSTITUTE THE "OFFER") ARE NOT CONDITIONED ON ANY MINIMUM AMOUNT OF INTERESTS BEING TENDERED, BUT ARE SUBJECT TO OTHER CONDITIONS AS OUTLINED HEREIN AND IN THE LETTER OF TRANSMITTAL.

         INTERESTS ARE NOT TRADED ON ANY ESTABLISHED TRADING MARKET AND ARE SUBJECT TO STRICT RESTRICTIONS ON TRANSFERABILITY PURSUANT TO THE FUND'S LIMITED LIABILITY COMPANY AGREEMENT DATED AS OF FEBRUARY 22, 2002.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN AND IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MAY NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND OR ITS INVESTMENT ADVISER OR SUBADVISER. THE FUND HAS BEEN ADVISED THAT NO DIRECTOR OR EXECUTIVE OFFICER OF THE FUND INTENDS TO TENDER ANY INTERESTS PURSUANT TO THE OFFER.

                                    IMPORTANT

                                   -----------

         Any holder of an Interest who acquired that Interest on or prior to June 25, 2002 (each such holder, a "Member") desiring to tender any portion of that Member's Interest should complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, and mail or fax the Letter of Transmittal and any other required documents to the Fund's subadministrator, accountant and transfer agent, PFPC Inc. (the "Subadministrator").

         Questions, requests for assistance and requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Subadministrator in the manner set forth on the last page of this Offer to Purchase.

         If you do not wish to tender your Interest, you need not take any action.


July 15, 2002

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                               SUMMARY TERM SHEET

         This Summary Term Sheet highlights certain information concerning this tender offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully this entire Offer to Purchase and the related Letter of Transmittal.

What Is The Tender Offer?...........   Montgomery  Partners.Absolute Return Fund
                                       LLC (the  "Fund") is offering to purchase
                                       up  to  5%  of  the  Fund's   outstanding
                                       limited  liability company interests (the
                                       "Interests")  held by Members  who became
                                       Members on or prior to June 25, 2002 at a price equal to the proportionate net asset value of the Interests (that is, each Interest's proportionate share of the estimated value of the Fund's assets minus its liabilities). This offer (the
                                       "Offer")  will  remain  open until  11:59
                                       p.m.,  Eastern  time,  on August 30, 2002
                                       (the "Expiration Date") unless the Offer is extended.

                                       Estimated   net  asset   value   will  be
                                       calculated   for  this   purpose   as  of
                                       September  30, 2002,  or, if the Offer is
                                       extended,  as of the last business day of
                                       the  month  following  the month in which
                                       the tender offer expires, in either case,
                                       as of the close of  business  on such day
                                       (the "Valuation  Date"). The Fund expects
                                       to  calculate  net asset  value as of the
                                       Valuation  Date at the  end of the  month
                                       following   the   month  in   which   the
                                       Valuation Date occurs.

May I Tender All Or A Portion of My
Interest?...........................   You may tender  your entire  Interest,  a
                                       portion of your Interest defined as a specific dollar value or a portion of your Interest above the required minimum capital account balance.

                                       If  you  tender  for  repurchase  only  a
                                       portion  of  your  Interest  you  will be
                                       required  to  maintain a capital  account
                                       balance  equal  to the  greater  of:  (1)
                                       $50,000,   net  of  any  performance  fee
                                       payable to the  investment  adviser  that
                                       would  be  deducted   from  your  capital
                                       account if the Valuation Date were a date
                                       on   which  a   performance   fee   would
                                       otherwise   be   paid   (the   "Tentative
                                       Performance Fee") and net of amounts constituting placement fees or (2) the amount of the Tentative Performance Fee and placement fees. We reserve the right to purchase less than the amount you tender if the purchase would cause your capital account to have less than the required minimum balance.

If The Interest I Tender is Accepted
By The Fund, How And When Will
Payment Be Made?....................
                                       If you properly  tender your Interest and
                                       we purchase that  Interest,  we will give
                                       you     a      non-interest      bearing,
                                       non-transferable   promissory  note  (the
                                       "Note"),   payable  as  described  below,
                                       entitling you to an amount equal to the estimated net asset value of the Interest tendered, determined by the Fund on the Valuation Date, less any performance fee payable to the investment adviser or any performance fee that would be payable to the investment adviser if the Valuation Date of the Interests were a date on which an performance fee would otherwise be paid.

                                       The Note will be mailed by PFPC Inc. (the
                                       "Subadministrator")  to your  address  of
                                       record  on the books of the Fund and will
                                       entitle  you to an initial  payment  (the
                                       "Initial   Payment")   in   cash

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


                                       and/or marketable  securities  (valued in
                                       accordance   with  the   Fund's   Limited
                                       Liability    Company    Agreement   dated
                                       February 22, 2002 (the "LLC Agreement") equal to 90% of the estimated net asset value of the tendered Interest which will be paid to you within the later of (1) 30 days after the Valuation Date or, (2) if the Fund has requested withdrawals of capital from any investment funds in order to fund the purchase of Interests, ten business days after the Fund has received at least 90% of the aggregate amount withdrawn from such investment funds, which in some circumstances may take a substantial period of time due to the possibility of limited liquidity of the investment funds.

                                       The Note will also entitle you to a final
                                       payment  (the "Final  Payment")  equal to
                                       the excess,  if any, of (a) the net asset
                                       value   of   the    Interest    tendered,
                                       determined as of the  Valuation  Date and
                                       based  upon  the  results  of the  annual
                                       audit of the Fund's financial  statements
                                       for  the   fiscal   year  in  which   the
                                       Valuation   Date   occurs  over  (b)  the
                                       Initial Payment. The Final Payment will be paid within ten business days after the completion of the Fund's next annual audit, which the Fund anticipates will be completed within 60 days of March 31, 2003.

What Is The Deadline To Tender Your
Interest, And May That Deadline Be
Extended?...........................   The  deadline for Members to tender their
                                       Interests is 11:59 p.m., Eastern time, on
                                       August 30, 2002 (the "Expiration  Date"),
                                       unless extended.  The Fund may extend the
                                       deadline  for   tendering   Interests  by
                                       notifying   the    Subadministrator   and
                                       issuing a press release or making some other public announcement by no later than the next business day after the Offer otherwise would have expired. See
                                       Section 1 of this Offer to Purchase.

What Is The Net Asset Value of
Interests As Of A Recent Date?......   The value of your  Interest  will  change
                                       due to market fluctuation between May 31, 2002 (the first date as of which net asset value has been calculated) and September 30, 2002, the date as of which the value of the Fund will be determined for purposes of calculating the purchase price of the Interests.

                                       The Fund  determines  the  estimated  net
                                       value  of  the  Interests  on  a  rolling
                                       monthly  basis (the net asset value for a
                                       particular month is calculated at the end
                                       of the  following  month).  If you  would
                                       like to obtain  the  estimated  net asset
                                       value of your  Interest,  you may contact
                                       the Subadministrator at (800) 397-5566 or
                                       at the address listed on the last page of
                                       this Offer to  Purchase,  Monday  through
                                       Friday,  except  holidays,  during normal
                                       business  hours of 9:00 a.m. to 5:00 p.m.
                                       (Eastern  time).  See  Section  7 of this
                                       Offer   to   Purchase   for    additional
                                       information regarding net asset values.

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


How Do I Tender My Interest?........   You  should   obtain  the  tender   offer
                                       materials,   including   this   Offer  to
                                       Purchase   and  the  related   Letter  of
                                       Transmittal, read them, and if you decide
                                       to   tender,   complete   a   Letter   of
                                       Transmittal    and   submit   any   other
                                       documents   required  by  the  Letter  of
                                       Transmittal.   These  materials  must  be
                                       received  by  the   Subadministrator   in
                                       proper  form before  11:59 p.m.,  Eastern
                                       time, on August 30, 2002 (the "Expiration
                                       Date")   (unless  the  tender   offer  is
                                       extended  by the Fund,  in which case the
                                       new Expiration  Date will be as stated in
                                       the    public    announcement    of   the
                                       extension). See Section 3 of this Offer to Purchase.

Is There Any Cost To Me To Tender?..   No fees or commission  will be payable to
                                       the Fund in connection with the Offer.


May I Withdraw My Request to Tender
After I Have Tendered My Interest
And, If So, By When?................   Yes,  you may  withdraw  your  request to
                                       tender your Interest at any time prior to 11:59 p.m., Eastern time, on August 30,
                                       2002 (the  "Expiration  Date") (or if the
                                       Expiration Date is extended, at any time prior to 11:59 p.m., Eastern time, on the new Expiration Date).

How Do I Withdraw Tendered
Interests?..........................   A  notice  of  withdrawal  of a  tendered
                                       Interest  must be timely  received by the
                                       Subadministrator  by the Expiration Date.
                                       This notice must  specify the name of the
                                       Member who tendered the Interests and the
                                       amount  of  Interests   being   withdrawn
                                       (which  must be the  entire  Interest  or
                                       portion  thereof   tendered).   Withdrawn
                                       Interests may be re-tendered by following
                                       the   tender    procedures   before   the
                                       Expiration Date (including any extension period). See Section 4 of this Offer to Purchase.

May I Place Any Conditions On The
Tender Of My Interest?..............   No.

Is There A Limit On The Amount Of My
Interest I May Tender?..............   Yes. You may tender your entire  Interest
                                       or the portion of your Interest defined as a specific dollar value above the required minimum capital account balance subject to the conditions discussed in
                                       Section  13 of this  Offer  to  Purchase.
                                       However, a maximum of 5% of the total outstanding Interests will be accepted for tender. See Section 1 of this Offer to Purchase.

What If More Than 5% of the Total
Interests Outstanding Are Tendered
(And Not Timely Withdrawn)?.........   The  Fund  will  purchase  duly  tendered
                                       Interests from tendering Members pursuant
                                       to the terms and  conditions of the Offer
                                       on a pro rata  basis in  accordance  with
                                       the  dollar   amount  of  Interests   (or
                                       portions thereof) tendered by each Member
                                       (and not  timely  withdrawn),  unless the
                                       Fund   determines  not  to  purchase  any
                                       Interests if the conditions  described in
                                       Section 13 of this Offer to Purchase are not met. The Fund's present intention, if the Offer is oversubscribed, is not to purchase more than 5% of the total

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


                                       outstanding Interests. See Section 1 of this Offer to Purchase.

If I Decide Not To Tender, How Will
The Tender Offer Affect The Fund
Interest I Hold?....................   Your percentage ownership interest in the
                                       Fund will increase after completion of the tender offer, provided that other
                                       Interests are tendered.

Does The Fund Have The Financial
Resources To Make Payment?..........   Yes. The purchase  price of the Interests
                                       in  the  Offer  will  be  financed  first
                                       through cash on hand and then through (a)
                                       the sale of portfolio  securities  and/or
                                       (b)  borrowing,  each  in the  amount  or
                                       amounts  determined by  Montgomery  Asset
                                       Management,  LLC,  the Fund's  investment
                                       adviser,  and/or  Ferro  Capital LLC, the
                                       Fund's  investment  subadviser,  in their
                                       reasonable    discretion,    subject   to
                                       restrictions or limitations  contained in
                                       the  Fund's  LLC  Agreement,  any  of the
                                       Fund's  material  agreements or the rules
                                       and  regulations  promulgated  under  the
                                       Investment   Company  Act  of  1940,   as
                                       amended. See Section 5 of this Offer to Purchase.

Is My Sale Of My Interest In The
Tender Offer A Taxable Transaction
For U.S.  Federal Income Tax
Purposes?...........................   For  most  Members,   yes.  The  sale  of
                                       Interests pursuant to the tender offer by U.S. Members, other than those who are tax exempt, will be a taxable transaction for U.S. federal income tax purposes. See
                                       Section 8 of this Offer to Purchase for a more detailed discussion of certain U.S.
                                       federal income tax consequences. U.S. and Non-U.S. Members are advised to consult their own tax advisers

Is The Fund Required To Complete The
Tender Offer And Purchase All
Interests Tendered Up To The Maximum
Of 5% Of Interests?.................   Under most circumstances,  yes. There are
                                       certain circumstances, however, in which the Fund will not be required to purchase any Interests tendered as described in
                                       Section 13 of this Offer to Purchase.

Is There Any Reason Interests
Tendered Would Not Be Accepted?.....   In   addition   to  those   circumstances
                                       described  in Section 13 of this Offer to
                                       Purchase   in  which   the  Fund  is  not
                                       required  to accept  tendered  Interests,
                                       the Fund has reserved the right to reject
                                       any and all tenders  determined by it not
                                       to be in  appropriate  form. For example,
                                       tenders  will be  rejected  if the tender
                                       does    not    include    the    original
                                       signature(s) of a tendering Member or Members.

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


How Will I Know If My Interest Has
Been Accepted For Payment?..........   Properly  tendered  Interests or portions
                                       thereof will be accepted for payment by a determination of the Fund followed by notice of acceptance to the tendering
                                       Member. The Fund will then make payment to a segregated custodial account, from which payments to individual Members will be made. See Section 2 of this Offer to Purchase.


What Action Need I Take If I Decide
Not To Tender My Interest?..........   None.

Does Management Encourage Members To
Participate In The Tender Offer, And
Will Management Participate In The
Tender Offer?.......................   Neither the Fund, its Board of Directors,
                                       the Fund's investment adviser, Montgomery
                                       Asset Management, LLC, nor the Fund's investment subadviser, Ferro Capital LLC, is making any recommendation to tender or not to tender Interests in the tender offer. No director or officer of the Fund intends to tender Interests. See Section
                                       6 of this Offer to Purchase.

Will This Be My Last Opportunity To
Tender My Interest To The Fund?.....   To date,  the Board of Directors has only
                                       approved this tender offer. The Board of Directors may, but is not obligated to, approve any subsequent tender offers, in aggregate amounts and for such prices as the Board of Directors may determine from time to time. There can be no assurance regarding the size of such tender offers, the price at which they will be conducted or that any of these subsequent tenders will occur at all. If they do not occur, this Offer may be your last opportunity to tender your Interest to the Fund. See
                                       Section 6 of this Offer to Purchase.

How Do I Obtain Additional
Information?........................   Questions  and  requests  for  assistance
                                       should  be  directed  to PFPC  Inc.,  the
                                       Fund's  Subadministrator,  toll  free  at
                                       (800)  397-5566.  Requests for additional
                                       copies  of the  Offer  to  Purchase,  the
                                       Letter  of  Transmittal   and  all  other
                                       tender offer documents should also be directed to the Subadministrator.

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


            TO THE HOLDERS OF LIMITED LIABILITY COMPANY INTERESTS OF
                  MONTGOMERY PARTNERS ABSOLUTE RETURN FUND LLC

                                  Introduction

         Montgomery Partners Absolute Return Fund LLC, a limited liability company organized under the laws of the State of Delaware and registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified management investment company, hereby offers to purchase up to 5% (the "Offer Amount") of the Fund's outstanding limited liability company interests (the "Interests") held by Members who became Members on or prior to June 25, 2002 at a price equal to the net asset value of the Interests in U.S. Dollars ("NAV") as of the close of business on September 30, 2002, or such later date to which the Offer is extended (the "Valuation Date"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal, which together constitute the "Offer". The Fund has mailed materials for the Offer to Members on or about July 15, 2002.

         THIS OFFER IS BEING EXTENDED TO ALL MEMBERS OF THE FUND WHO BECAME MEMBERS ON OR PRIOR TO JUNE 25, 2002 (THE "MEMBERS") AND IS NOT CONDITIONED ON ANY MINIMUM AMOUNT OF INTERESTS BEING TENDERED, BUT IS SUBJECT TO OTHER CONDITIONS AS OUTLINED HEREIN AND IN THE LETTER OF TRANSMITTAL. SEE SECTION 13 OF THIS OFFER TO PURCHASE.

         INTERESTS ARE NOT TRADED ON ANY ESTABLISHED TRADING MARKET AND ARE SUBJECT TO STRICT RESTRICTIONS ON TRANSFERABILITY PURSUANT TO THE FUND'S LIMITED LIABILITY COMPANY AGREEMENT DATED AS OF FEBRUARY 22, 2002 (THE "LLC AGREEMENT").

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN AND IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MAY NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND. THE FUND HAS BEEN ADVISED THAT NO DIRECTOR OR EXECUTIVE OFFICER OF THE FUND INTENDS TO TENDER ANY INTERESTS PURSUANT TO THE OFFER.

         Members may contact PFPC Inc., the Fund's Subadministrator, toll free at (800) 397-5566 (Attention: Herbert Bracy), to obtain current NAV quotations for individual Interests.

         Members may be subject to certain transaction costs in connection with the purchase of their Interests by the Fund, as described in Section 2.

1 TERMS OF THE OFFER; TERMINATION DATE. Upon the terms and subject to the conditions set forth in the Offer, the Fund is offering to purchase on the terms and conditions set forth in this Offer to Purchase up to 5% (the "Offer Amount") of the Fund's outstanding limited liability company interests (the "Interests") held by Members who became Members on or prior to June 25, 2002, validly tendered on or prior to 11:59 p.m., Eastern time, on August 30, 2002, or such later date to which the Offer is extended (the "Expiration Date") and not withdrawn as permitted by Section 4.

                  Subject to the limitations set forth below, Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or the portion of their Interest above the required minimum capital account balance, as described below. A Member who tenders only a portion of such Member's Interest is required to maintain a capital account balance equal to the greater of: (i) $50,000, net of the amount of the performance fee, if any, that is to be debited from the capital account of the Member and credited to Montgomery Asset Management LLC, the Fund's investment adviser (the "Adviser"), on the Valuation Date or would be so debited if the Valuation Date were a day on which a performance fee was paid (the "Tentative Performance Fee") and net of amounts constituting placement fees; or (ii) the amount of the Tentative Performance Fee and placement fees, if any. If a Member tenders an amount that would cause the Member's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such Member so that the required minimum balance is maintained. The Offer is being made to all Members of the Fund and is not conditioned on any minimum amount of Interests being tendered.

         If the amount of Interests properly tendered and not withdrawn prior to the Expiration Date is less than or equal to the Offer Amount, the Fund will, upon the terms and conditions of the Offer, purchase all Interests so tendered. If more than 5% of the Fund's total outstanding Interests are duly tendered pursuant to the Offer (and not withdrawn as provided in Section 4), unless the Fund determines not to purchase any Interests if the conditions described in
Section 13 of this Offer to Purchase are not met, the Fund will purchase Interests from tendering Members, in accordance with the terms and conditions specified in the Offer, on a pro rata basis in accordance with the amount of Interests duly tendered by or on behalf of each Member (and not so withdrawn). The Fund does not contemplate extending the Offer and increasing the amount of Interests covered thereby by reason of more than 5% of the Interests having been tendered.

         The Fund expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Subadministrator. Any such extension will also be publicly announced by press release issued no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date. If the Fund makes a material change in the terms of the Offer or is otherwise required by applicable law, the Fund will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). During any extension, all Interests previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering Member to withdraw his or her Interest.

         Subject to the terms and conditions of the Offer, the Fund will pay the consideration offered or return the tendered Interests as soon as reasonably practicable after the termination or withdrawal of the Offer. Any such termination or withdrawal will be followed as promptly as practicable by public announcement thereof.

2. ACCEPTANCE FOR PURCHASE AND PAYMENT. For purposes of the Offer, the Fund will be deemed to have accepted (and purchased) Interests that are validly tendered on or before the Expiration Date or any extensions thereof (and not timely withdrawn pursuant to Section 4) when the Fund gives written notice to the tendering Member of its election to purchase the Member's Interest. The purchase price of an Interest or portion thereof tendered by a Member will be the net asset value thereof determined by the Fund at the close of business on September 30, 2002, if the Offer expires on August 30, 2002 and otherwise the net asset value thereof as of the last business day of the month following the month in which the Offer expires. The net asset value will be determined after all allocations to capital accounts of the Members required to be made by the LLC Agreement have been made. The Fund expressly reserves the right, in its sole discretion, to delay the acceptance for payment of, or payment for, Interests, in order to comply, in whole or in part, with any applicable law.

         For Members who tender their Interest or a portion thereof that is accepted by the Fund for purchase, payment of the purchase price will consist of a non-interest-bearing, non-transferable promissory note (the "Note") entitling the Member to an initial payment (the "Initial Payment") of 90% of the estimated unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, less any performance fee payable to the Adviser, determined as of the Valuation Date, which is expected to be September 30, 2002. The Fund expects to calculate net asset value as of the Valuation Date at the end of the month following the month in which the Valuation Date occurs. Payment of the Initial Payment will be made within 30 calendar days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to fund the purchase of Interests, no later than ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such investment funds.

         The Note will also entitle a Member to receive a final payment (the "Final Payment") equal to the excess, if any, of (a) the net asset value of the Interest tendered by that Member and accepted for purchase by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for its fiscal year ending March 31, 2003, over (b) the Initial Payment. The Note will be delivered to the tendering Member in the manner set forth below within ten business days after the acceptance of the Member's Interest. The Final Payment will be payable (in the manner set forth below) within ten business days after completion of the audit of the financial statements of the Fund for its 2002 fiscal year. It is anticipated that the audit of the Fund's financial statements for fiscal 2002 will be completed no later than 60 days after March 31, 2003.

         Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Directors determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members of the Fund.

         The Note pursuant to which a Member will receive the Initial Payment and Final Payment (together, the "Cash Payments") will be delivered to the Subadministrator and then mailed by the Subadministrator to the Member's address of record on the books of the Fund. The Cash Payments due pursuant to the Note will be deposited by the Fund in a segregated custodial account and then transmitted directly to the tendering Member at the address of record with the Fund or to the tendering Member's brokerage account, in accordance with instructions provided by the tendering Member in the Letter of Transmittal (or as stated below), and, if so transferred to a brokerage account, may be subject upon withdrawal from such account to any fees that such brokerage would customarily assess upon the withdrawal of cash from such account. If a Member has a brokerage account with A.G. Edwards & Sons, Inc. ("A.G. Edwards"), the Fund will transmit the Cash Payments to A.G. Edwards, who will deposit them in your A.G. Edwards brokerage account. The Subadministrator will act as an agent for Members for purpose of delivering the Cash Payments and the Note from the Fund to Members. Under no circumstances will interest on the purchase price for an Interest be paid, regardless of any delay in delivering such payments to any Member.

         If the Fund is delayed in its acceptance for payment of, or in its payment for, Interests, or is unable to accept for payment or pay for Interests pursuant to the Offer for any reason, such Interests may not be withdrawn unless and except to the extent tendering Members are entitled to withdrawal rights as described in Section 4 of this Offer to Purchase. If any tendered Interests or portions thereof are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or are not paid because of an invalid tender, those Interests or portions thereof will remain credited to the account of the relevant tendering Member.

         The Fund normally calculates the net asset value ("NAV") of its Members' Interests on a rolling monthly basis at the close of the Company's business on the last business day of each calendar month (the net asset value for a particular month is calculated at the end of the following month). The NAV of the Members' Interests will be available by calling the Fund's Subadministrator, toll free at (800) 397-5566 (Attention: Herbert Bracy). In any event, the net asset value of Interests will be determined after all allocations to capital accounts of the Members required to be made by the LLC Agreement have been made.

3. PROCEDURE FOR TENDERING INTERESTS. Members wishing to tender Interests pursuant to the Offer should mail or fax a completed and executed Letter of Transmittal to PFPC, to the attention of Herbert Bracy, at the address or fax numbers listed on the last page of this Offer to Purchase. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date.

         The Fund recommends that all documents be submitted to PFPC via certified mail, return receipt requested, or by facsimile transmission. A Member who faxes a Letter of Transmittal to PFPC should also send or deliver the original completed and executed Letter of Transmittal to PFPC promptly thereafter.

Members who wish to confirm receipt of a Letter of Transmittal may contact PFPC at the address or telephone numbers listed on the last page of this Offer to Purchase.

         All questions as to the validity, form, eligibility (including time of receipt), payment and acceptance for payment of any tender of an Interest will be determined by the Fund, in its sole discretion, which determination shall be final and binding. The Fund reserves the absolute right to reject any and all tenders of Interests it determines not to be in proper form or the acceptance for payment which may, in the opinion of its counsel, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any Interest. No tender of an Interest will be deemed to have been validly made until all defects and irregularities have been cured or waived. Neither the Fund, the Adviser, Ferro Capital LLC, the Fund's investment subadviser (the "Subadviser" and together with the Adviser, the "Investment Advisers"), the Subadministrator, nor any other person shall be under any duty to give notification of any defects or irregularities in tenders, nor shall any of the foregoing incur any liability for failure to give any such notification. The Fund's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and instructions thereto) will be final and binding.

         THE METHOD OF DELIVERY OF ALL REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF EACH TENDERING MEMBER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

         Payment for Interests tendered and accepted for payment pursuant to the Offer will be made, in all cases, only after timely receipt of a properly completed and duly executed Letter of Transmittal (or facsimile thereof) for such Interests and any other documents required by the Letter of Transmittal. The tender of an Interest pursuant to any of the procedures described in this
Section 3 will constitute an agreement between the tendering Member and the Fund upon the terms and subject to the conditions of the Offer.

4. RIGHTS OF WITHDRAWAL. Tenders of Interests made pursuant to the Offer may be withdrawn at any time prior to 11:59 p.m., Eastern time, on August 30, 2002 (the "Expiration Date") (or if the Expiration Date is extended, at any time prior to 11:59 p.m., Eastern time, on the new Expiration Date). After the Expiration Date, (including any date to which the Offer is extended) all tenders made pursuant to the Offer are irrevocable.

         To be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by PFPC at its address set forth on the last page of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who executed the particular Letter of Transmittal and the amount of the Interest to be withdrawn, which must be all of the Interest tendered.

         All questions as to the form and validity, including time of receipt, of any notice of withdrawal will be determined by the Fund, in its sole discretion, which determination shall be final and binding. Neither the Fund, the Fund's Investment Advisers, the Subadministrator, nor any other person shall be under any duty to give notification of any defects or irregularities in any notice of withdrawal nor shall any of the foregoing incur any liability for failure to give such notification. Any Interests properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Interests may be re-tendered by following the procedures described in
Section 3 of this Offer to Purchase at any time prior to the Expiration Date.

         If the Fund is delayed in its acceptance for payment of Interests, or it is unable to accept for payment Interests tendered pursuant to the Offer, for any reason, then, without prejudice to the Fund's rights under this Offer, PFPC may, on behalf of the Fund, retain tendered Interests, and such Interests may not be withdrawn except to the extent that tendering Members are entitled to withdrawal rights as set forth in this Section 4.

5. SOURCE AND AMOUNT OF FUNDS; EFFECT OF THE OFFER. The purchase price for Interests acquired pursuant to the Offer will not exceed the NAV of 5% of the Fund's total outstanding

Interests as of the Valuation Date. However, the actual cost of the Offer to the Fund cannot be determined at this time because the amount of Interests to be purchased will depend on the amount tendered and the price will be based on the NAV of the Interests on the Valuation Date.

         If the NAV of all of the Members' outstanding Interests on the Valuation Date were the same as the NAV of all the Members' outstanding Interests on June 25, 2002, and if Members tender 5% of the Fund's outstanding Interests pursuant to the Offer, the estimated payments by the Fund to the Members would be approximately $750,000, not counting any offsetting allocations.

         The Fund expects that the monies to be used by the Fund to purchase Interests pursuant to the Offer will be obtained first from cash on hand and then from (a) the sale of portfolio securities and/or (b) borrowing, each in the amount or amounts determined by the Fund's Investment Advisers, in their reasonable discretion, subject to restrictions or limitations contained in the Fund's LLC Agreement, any of the Fund's material agreements or the rules and regulations promulgated under the Investment Company Act of 1940, as amended.

         Neither the Fund, the Board of Directors, nor the Investment Advisers have determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the purchase price, subject to compliance with applicable law, through borrowings. If the Fund funds any portion of the purchase price to that manner, it will deposit assets in a special custody account with its custodian, PFPC Trust Company, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing and/or new Members, withdrawal of capital from the investment funds in which it has invested or from the proceeds of the sale of securities and portfolio assets held by the Fund.

THE OFFER MAY HAVE CERTAIN ADVERSE CONSEQUENCES FOR TENDERING AND NON-TENDERING MEMBERS.

         EFFECT ON NAV AND CONSIDERATION RECEIVED BY TENDERING MEMBERS. If the Fund were required to sell a substantial amount of portfolio securities to raise cash to finance the Offer, the market prices of portfolio securities being sold and/or the Fund's remaining portfolio securities may decline and hence the Fund's NAV may decline. If any such decline occurs, the Fund cannot predict what its magnitude might be or whether such a decline would be temporary or continue to or beyond the Valuation Date. Because the purchase price for each Interest purchased in the Offer will depend on the Fund's NAV on the Valuation Date, if such a decline continued up to the Valuation Date, the consideration received by tendering Members would be reduced. In addition, the sale of portfolio securities will cause the Fund to incur increased brokerage and related transaction expenses, and the Fund may receive proceeds from the sale of portfolio securities less than their valuations by the Fund. Accordingly, obtaining the cash to consummate the Offer may result in a decrease in the Fund's NAV, thereby reducing the amount of proceeds received by tendering Members and the NAV for non-tendering Members.

         The Fund will likely sell portfolio securities during the pendency of the Offer, and possibly for a short time thereafter, to raise cash for the purchase of Interests. Thus, during the pendency of the Offer, and possibly for a short time thereafter, the Fund will likely hold a greater than normal percentage of its net assets in cash and cash equivalents. The Fund will pay for tendered Interests it accepts for payment as soon as reasonably practicable after the Valuation Date of this Offer. Because the Fund will not know the amount of Interests tendered until the Expiration Date, the Fund will not know until the Valuation Date the amount of cash required to pay for such Interests. If on or prior to the Valuation Date the Fund does not have, or believes it is unlikely to have, sufficient cash to pay for all Interests tendered, it may extend the Offer to allow additional time to raise sufficient cash through the sale of portfolio securities, borrowings or both, as determined by the Fund's Investment Advisers.

         TAX CONSEQUENCES OF REPURCHASES TO MEMBERS. The Fund's purchase of tendered Interests pursuant to the Offer will have tax consequences for tendering Members and may have tax consequences for non-tendering Members. See
Section 8 of this Offer to Purchase.

         HIGHER EXPENSE RATIO AND LESS INVESTMENT FLEXIBILITY. If the Fund purchases a substantial amount of Interests pursuant to the Offer, the net assets of the Fund will be reduced accordingly. The reduced net assets of the Fund as a result of the Offer will result in a higher expense ratio for the Fund and possibly in less investment flexibility for the Fund, depending on the amount of Interests repurchased.

6. PURPOSE OF THE OFFER; PLANS OR PROPOSALS OF THE FUND. The purpose of this Offer is to provide liquidity to Members, as contemplated by and in accordance with the procedures set forth in the Fund's Registration Statement on Form N-2 filed by the Fund with the Securities Exchange Commission on December 14, 2001 and as amended on February 28, 2002, March 7, 2002 and May 14, 2002, (the "Registration Statement"), and the LLC Agreement. The Registration Statement and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Board of Directors of the Fund has the discretion to determine whether and upon what terms the Fund will purchase Interests from time to time from Members pursuant to written tenders. The Registration Statement also states that the Board of Directors will consider the recommendation of the Adviser and that the Adviser expects to recommend to the Board of Directors that the Fund purchase Interests from Members on September 30, 2002 and that the Fund purchase Interests from Members quarterly, on each March 31, June 30, September 30 and December 31 thereafter (or on the immediately preceding business day). This is the first tender offer being made by the Fund. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Fund, the Board of Directors has determined, after consideration of various matters, including but not limited to those set forth in the Registration Statement, that the Offer is in the best interests of Members of the Fund in order to provide liquidity for Interests as contemplated in the Registration Statement and the LLC Agreement.

         NEITHER THE FUND, ITS BOARD OF DIRECTORS NOR THE INVESTMENT ADVISERS MAKE ANY RECOMMENDATION TO ANY MEMBER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SUCH MEMBER'S INTEREST OR ANY PORTION THEREOF, AND NONE OF SUCH PERSONS HAS AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. MEMBERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISERS AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER INTERESTS.

7. NAV OF THE INTERESTS; DIVIDENDS. As of the close of business on May 31, 2002, the estimated unaudited net asset value of an Interest corresponding to an initial capital contribution of $50,000, net of accrued performance fees, on the following closing dates of the Fund was as follows:

If you invested $50,000 on the              Your unaudited net asset value
following closing date:                     as of May 31, 2002 would be:

May 1, 2002                            $    $50,357*

         IT IS ANTICIPATED THAT NO CASH DISTRIBUTION WILL BE DECLARED BY THE BOARD OF DIRECTORS WITH A RECORD DATE OCCURRING BEFORE THE EXPIRATION OF THE OFFER AND THAT, ACCORDINGLY, HOLDERS OF INTERESTS PURCHASED PURSUANT TO THE OFFER WILL NOT RECEIVE ANY SUCH DISTRIBUTION WITH RESPECT TO SUCH INTERESTS. THE AMOUNT AND FREQUENCY OF DISTRIBUTIONS IN THE FUTURE WILL DEPEND ON CIRCUMSTANCES EXISTING AT THAT TIME.


----------

* Figures for net asset value do not take into account front-end sales charges and are therefore overstated.

8. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER. The following summary is a general discussion of certain of the federal income tax consequences of a sale of Interests pursuant to the Offer. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations thereunder, administrative rulings, and judicial authority, all as of the date of the Offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Member in light of such Member's specific circumstances, nor does it describe any aspect of state, local, foreign or other tax laws. Sales of Interests pursuant to the Offer will be taxable transactions under applicable state, local, foreign and other tax laws. MEMBERS SHOULD CONSULT THEIR
RESPECTIVE TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO EACH SUCH MEMBER OF SELLING INTERESTS PURSUANT TO THE OFFER.

         In general, a Member who tenders less than its entire Interest (or less than its entire Interest is accepted) should be treated as receiving a distribution from the Fund. The Member should recognize gain to the extent that the amount of proceeds received exceeds the Member's adjusted tax basis in its Interest. If a Member tenders its entire Interest (and its entire Interest is accepted), the receipt of the proceeds should be treated as a liquidating distribution and the Member should recognize gain or loss on a sale equal to the difference between the Member's "amount realized" on the sale and the Member's adjusted tax basis in the Interests sold.

         The "amount  realized"  with respect to an Interest  will be the sum of
(i) the amount of the Initial Payment; (ii) the amount of the Final Payment; and
(iii) the amount of the Partnership's liabilities allocable to the Interest (as determined under Code Section 752). The amount of a Member's adjusted tax basis in an Interest will vary depending upon the Member's particular circumstances. In addition, a tendering Member will be allocated a pro rata share of the Fund's taxable income or loss for the year of the Offer with respect to the Interest sold in accordance with the provisions of the Fund concerning transfers of Interests. Such allocation and any cash distributed by the Fund to the Member for that year will affect the Member's adjusted tax basis in Interests and, therefore, the amount of such Member's taxable gain or loss upon a sale of an Interest pursuant to the Offer.

         If treated as a liquidating distribution, a Member who tenders its entire Interest (and whose entire Interest is accepted), should be able to apply their adjusted tax basis against the Initial Payment and thereafter against the receipt of the Final Payment.

         The gain or loss recognized by a Member on a sale of an Interest pursuant to the Offer generally should be treated as a capital gain or loss if the Interest was held by the Member as a capital asset. That capital gain or loss will be treated as long-term capital gain or loss if the tendering Member's holding period for the Interest exceeds one year. Under current law, long-term capital gains of individuals are generally taxed at a maximum marginal federal income tax rate of 20 percent. Capital losses are deductible only to the extent of capital gains, except that individual taxpayers may deduct up to $3,000 per year of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carry-forward period is five years and an individual taxpayer can carry forward such losses indefinitely).

Information Reporting and Backup Withholding

         Members (other than tax-exempt persons and certain corporations) who tender an Interest may be subject to 30 percent backup withholding unless those Members provide a taxpayer identification number ("TIN") and are certain that the TIN is correct or properly certify that they are awaiting a TIN. A Member may avoid backup withholding by properly completing and signing the Substitute Form W-9 included as part of the Letter of Transmittal. If a Member who is subject to backup withholding does not properly complete and sign the substitute Form W-9, the Fund will withhold 30 percent from payments to such Member.

         Similarly, foreign persons may also be subject to 30 percent backup withholding unless those Members properly complete and sign Form W-8 BEN or Form W-8 ECI.

9. SELECTED FINANCIAL INFORMATION. The Fund has not yet prepared financial statements because it first accepted payment for Interests on March 1, 2002, and first purchased portfolio securities on May 1, 2002.

10. CERTAIN INFORMATION CONCERNING THE FUND AND THE FUND'S INVESTMENT ADVISERS. The Fund is a closed-end, non-diversified management investment company, organized as a Delaware limited liability company on December 13, 2001. The Fund first issued Interests to the public in May 2002.

         As a closed-end investment company, the Fund differs from an open-end investment company (i.e., a mutual fund) in that it does not redeem its Interests at the election of a Member and does not continuously offer its Interests for sale to the public. The Fund's investment objective is to provide investors with exposure to a broad-ranging multi-manager portfolio pursuing an "absolute return" strategy, with the objective of delivering consistent returns with relatively low volatility to, and relatively low dependence on, movements in major equity and bond markets. The principal executive offices and business address of the Fund are located at 101 California Street, San Francisco, California 94111. The Fund's business telephone number is (415) 248-6000.

         Montgomery Asset Management, LLC and Ferro Capital LLC serve as the Investment Adviser and Investment Subadviser, respectively, to the Fund. The Investment Adviser is a limited liability company organized under the laws of Delaware and is a registered investment adviser under the Investment Advisers Act of 1940. The Investment Adviser has served as the investment adviser since the Fund's inception. The principal business address of the Investment Adviser is 101 California Street, San Francisco, California 94111. The Investment Subadviser is a limited liability company organized under the laws of Delaware and is a registered investment adviser under the Investment Advisers Act of 1940. The Investment Subadviser has served as the investment subadviser since the Fund's inception. The principal business address of the Investment Subadviser is 400 Madison Avenue, Suite 11D, New York, New York 10017.

         The Fund is subject to the information and reporting requirements of the 1940 Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. The Fund has also filed an Offer to Purchase on Schedule TO with the Commission. Such reports and other information should be available for inspection at the public reference room at the Commission's office, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. The Fund's filings are also available to the public on the Commission's internet site (http://www.sec.gov). Copies may be obtained, by mail, upon payment of the Commission's customary charges, by writing to its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

11. INTEREST OF DIRECTORS, OFFICERS AND CONTROLLING MEMBERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE INTERESTS. The directors and executive officers of the Fund who beneficially own an Interest in the Fund and the aggregate amount and percentage of the Interests each of them beneficially owns is set forth in the table below. The address of each of them is in care of the Fund at 101 California Street, San Francisco, California 94111. In addition, Commerzbank AG, with an address at 11 Rue Notre Dame, Luxembourg L-2240, owns approximately $15,000,000, or 94%, of the Fund's currently outstanding Interests, but does not otherwise manage the affairs of the Fund.


                                                                     PERCENTAGE OF
                                            AMOUNT OF INTERESTS        INTERESTS
NAME                POSITION                BENEFICIALLY OWNED     BENEFICIALLY OWNED
----                --------                ------------------     ------------------
Ferro Capital LLC   Investment Subadviser        $ 25,000              less than 1%
Cecilia H. Herbert  Independent Director         $200,000                   1%

         During the 60 days prior to the date of this Offer to Purchase, the Fund effected no transactions in Interests other than the sale of Interests to Members. Neither the Fund nor any subsidiary of the Fund nor, to the best of the Fund's knowledge, any of the Fund's Investment Advisers, officers or directors, has effected any transaction in Interests during the past 60 business days other than purchase of Interests from the Fund.

         The Adviser of the Fund is entitled to receive, subject to certain limitations, the Performance Fee, as described in the Fund's Registration Statement. Except as set forth in the Offer, neither the Fund nor, to the best of the Fund's knowledge, any of the Fund's Investment Advisers, officers or directors is a party to any other contract, arrangement, understanding or relationship with any other person relating, directly or indirectly to the Offer or otherwise with respect to any securities of the Fund, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

12. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS. The Fund is not aware of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Interests by the Fund as contemplated herein. Should any such approval or other action be required, the Fund presently contemplates that such approval or other action will be sought. The Fund is unable to predict whether it may determine that it is required to delay the acceptance for payment of, or payment for, Interests tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Fund's business. The Fund's obligations under the Offer to accept for payment and pay for Interests are subject to certain conditions described in Section 13.

13. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Offer, the Fund shall not be required to accept for payment or pay for any Interests, may postpone the acceptance for payment of, or payment for, tendered Interests, and may, in its reasonable discretion, terminate or amend the Offer as to any Interests not then paid for if: (a) result in a failure to comply with applicable asset coverage requirements in the event any senior securities are issued and outstanding; or impair the Fund's status as a regulated investment company under the Internal Revenue Code of 1986, as amended; (b) the amount of Interests tendered would require liquidation of such a substantial portion of the Fund's Interests that the Fund would not be able to liquidate portfolio securities in an orderly manner in light of the existing market conditions and such liquidation would have an adverse effect on the NAV of the Fund to the detriment of non-tendering Members; (c) there is any (i) in the Board of Director's judgment, material legal or governmental action or proceeding instituted or threatened challenging such transactions or otherwise materially adversely affecting the Fund or the Offer, (ii) suspension of or limitation on prices for trading securities generally on the New York Stock Exchange or other national or foreign securities exchange(s), or Nasdaq, (iii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State, (iv) limitation affecting the Fund or the issuers of its portfolio securities imposed by federal or state authorities on the extension of credit by lending institutions, (v) commencement of war, armed hostilities, act of terrorism or other international or national calamity directly or indirectly involving the United States, (vi) in the Board of Directors' judgment, any significant decrease in the market price of the Interests or in the general level of market prices of equity securities in the United States or abroad, (vii) in the Board of Directors' judgment, any change in the general political, market, economic or financial conditions of the United States or abroad that could have a material adverse effect on the Fund or the Offer, (viii) in the case of the existence of any of the foregoing at the time of commencement of the Offer, any material acceleration or worsening thereof, in the Board of Directors' judgment, or (vi) in the Board of Directors' judgment, other event or condition which would have a material adverse effect on the Fund or its Members if Interests were repurchased; (d) a tender or exchange offer for any of the Interests (other than the Offer), or any merger, business combination or other similar transaction with or involving the Fund shall have been proposed, announced or made by any person, or (e) the Board of Directors determines that (i) payment of the purchase price for Interests is not authorized pursuant to the applicable rules and regulations of the Delaware Limited Liability Company

Act or the Investment Company Act of 1940, as amended, with respect to the repurchase of securities by an issuer, or (ii) effecting any such transaction would constitute a breach of their fiduciary duty owed the Fund or its Members.

         The foregoing conditions are for the sole benefit of the Fund and may be asserted by the Fund regardless of the circumstances (including any action or inaction by the Fund) giving rise to any such conditions or may be waived by the Fund in whole or in part at any time and from time to time in its sole discretion. The failure by the Fund at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Fund concerning the events described in this Section shall be final and binding on all parties.

         A public announcement shall be made of a material change in such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or as otherwise required by applicable law.

         If the Offer is suspended or postponed, the Fund will provide notice to Members of such suspension or postponement.

14. FEES AND EXPENSES. The Fund will not pay to any broker or dealer, commercial bank, trust company or other person any solicitation fee for any Interests purchased pursuant to the Offer. The Fund will reimburse such persons for customary handling and mailing expenses incurred in forwarding the Offer. No such broker, dealer, commercial bank, trust company or other person has been authorized to act as agent of the Fund or PFPC for purposes of the Offer.

         The Fund has retained PFPC to act as subadministrator, accountant and transfer agent. PFPC will receive reasonable and customary compensation for its services, be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities by the Fund.

15. MISCELLANEOUS. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Interests in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Fund may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction.

         The Fund is not aware of any jurisdiction in which the making of the Offer or the acceptance of Interests in connection therewith would not be in compliance with the laws of such jurisdiction. Consequently, the Offer is currently being made to all Members. However, the Fund reserves the right to exclude Members in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. So long as the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer, the Fund believes that the exclusion of Members residing in such jurisdiction is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act.

         16. CONTACTING THE SUBADMINISTRATOR. The Letter of Transmittal and any other required documents should be sent by each Member to the Subadministrator, PFPC Inc., as set forth below. In addition, any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal, and other documents may be directed to the Subadministrator at its telephone number and location listed below.

                     The Subadministrator for the Offer is:

                               Montgomery Partners
                                  c/o PFPC Inc.
                              103 Bellevue Parkway
                              Wilmington, DE 19809

              Toll Free: (800) 397-5566 (Attention: Herbert Bracy)

              Facsimile: (302) 791-4076 (Attention: Herbert Bracy)

                               EXHIBIT (a)(1)(iv)

                     Form of Notice of Withdrawal of Tender

              (To be provided only to Members who call and request
                                   the form.)

                         NOTICE OF WITHDRAWAL OF TENDER

                            Regarding An Interest in

                  MONTGOMERY PARTNERS ABSOLUTE RETURN FUND LLC

                   Tendered Pursuant to the Offer to Purchase
                               Dated July 15, 2002

--------------------------------------------------------------------------------

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT, AND THIS NOTICE OF WITHDRAWAL
      MUST BE RECEIVED BY THE FUND BY, 11:59 P.M., EASTERN TIME, ON FRIDAY,
                 AUGUST 30, 2002, UNLESS THE OFFER IS EXTENDED.

--------------------------------------------------------------------------------

        Complete this Notice of Withdrawal and Return by Mail or Fax to:

                               Montgomery Partners
                                  c/o PFPC Inc.
                               Attn: Herbert Bracy
                              103 Bellevue Parkway
                              Wilmington, DE 19809
                               Fax: (302) 791-4076

                           For additional information:
                              Phone: (800) 397-5566

Ladies and Gentlemen:

            The undersigned wishes to withdraw the tender of its limited liability company interest (the "Interest") in Montgomery Partners Absolute Return Fund LLC (the "Fund"), or the tender of a portion of such Interest, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated ____________________.

This tender was in the amount of:

            |_|   Entire Interest.

            |_|   Portion of Interest expressed as a specific dollar value.

                                   $______________

            |_|   Portion of Interest in excess of the Required Minimum Balance.

            The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the Interest (or portion of the Interest) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

SIGNATURES

--------------------------------------------------------------------------------

   FOR INDIVIDUAL MEMBERS AND JOINT        FOR OTHER MEMBERS:
   TENANTS:

   -------------------------------------   -------------------------------------
   Signature                               Print Name of Member
   (SIGNATURE OF MEMBER(S) EXACTLY AS
   APPEARED ON SUBSCRIPTION AGREEMENT)

   -------------------------------------   -------------------------------------
   Print Name of Member                    Signature
                                           (SIGNATURE OF AUTHORIZED SIGNATORY
                                           FOR MEMBER)

   -------------------------------------   -------------------------------------
   Joint Tenant Signature if necessary     Print Name and Title of Signatory
   (SIGNATURE OF MEMBER(S) EXACTLY AS
   APPEARED ON SUBSCRIPTION AGREEMENT)

   -------------------------------------   -------------------------------------
   Print Name of Joint Tenant              Co-signatory if necessary
                                           (SIGNATURE OF AUTHORIZED SIGNATORY
                                           FOR MEMBER)

                                           -------------------------------------
                                           Print Name and Title of Co-signatory

--------------------------------------------------------------------------------


   Date: ___________________________

                                EXHIBIT (a)(1)(v)

                          Form of Letter from PFPC Inc.
               to Members in Connection with Acceptance of Tenders

                                          October  __, 2002

Dear Member:

            Montgomery Partners Absolute Return Fund LLC (the "Fund") has received and accepted for purchase your tender of your limited liability company interest (or portion thereof) in the Fund ("your Interest"). Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your Interest and the manner in which payment of the purchase price is being distributed, in accordance with the terms of the tender offer.

            Also enclosed is a promissory note providing for payment of your Interest in two payments, in accordance with the terms of the tender offer. The first payment (the "Initial Payment") will be an amount equal to 90% of the unaudited net asset value of your Interest as of September 30, 2002 or such later date as corresponds to any extension of the Offer made by the Fund (such date, the "Valuation Date") and will be paid to you no later than 30 calendar days after the Valuation Date.

            The second payment will be an amount equal to the excess, if any, of
(a) the net asset value of your Interest as of the Valuation Date, determined based on the audited financial statements of the Fund for its fiscal year ending March 31, 2003, over (b) the Initial Payment. This second payment will be paid to you within ten business days after completion of the audit of the financial statements of the Fund for its 2002 fiscal year. The Fund expects that the audit of its financial statements for fiscal 2002 will be completed no later than 60 days after March 31, 2003.

            Should you have any questions, please feel free to contact us, the Fund's subadministrator, accountant and transfer agent, at (800) 397-5566.

                                          Sincerely,

                                          PFPC Inc.

Enclosures

Funds Distributor, Inc.  10/02

                               EXHIBIT (a)(1)(vi)

                                 PROMISSORY NOTE

            Pursuant to the Offer to Purchase (the "Offer") up to 5% of the unaudited net asset value of the Fund's outstanding limited liability company interests (the "Interests") as of the close of regular trading on the New York Stock Exchange on September 30, 2002 or such later date as corresponds to any extension of the Offer made by Montgomery Partners Absolute Return Fund LLC (the "Fund") with respect to Interests (such date, the "Valuation Date"), the Fund hereby promises to make the following two payments, in the manner set forth below, to the person identified below as the payee (the "Payee").

            The first payment (the "Initial Payment") will be an amount equal to 90% of the estimated unaudited net asset value of the Interest tendered by the Payee and accepted for purchase by the Fund, less any performance fee payable to the Adviser or Subadviser, determined as of the Valuation Date. The Fund will make the Initial Payment to the Payee within 30 calendar days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to fund the purchase of Interests, no later than ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such investment funds.

            The second payment (the "Final Payment") will be an amount equal to the excess, if any, of (a) the net asset value of the Interest tendered by the Payee and accepted for purchase by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for its fiscal year ending March 31, 2003, over (b) the Initial Payment. The Fund will make the Final Payment to the Payee within ten business days after completion of the audit of the financial statements of the Fund for its 2002 fiscal year.

            The Fund may make either or both of the Initial Payment or the Final Payment, in whole or in part, by distributing marketable securities to the Payee but does not expect to do that. The Fund will make the Initial Payment and Final Payment by depositing cash and/or marketable securities in the aggregate amount therefor in a separate custodial account and then directly transmitting such amount to the Payee or to the Payee's brokerage account, in accordance with instructions provided by the Payee in the Letter of Transmittal accompanying the Offer, or directly to the Payee's brokerage account, if any, with A.G. Edwards and Sons, Inc, as described in the Offer. PFPC Inc., the Fund's subadministrator, accountant and transfer agent, will act as an agent for the Payee for purpose of delivering payments and the Note from the Fund to the Payee. Under no circumstances will interest on the purchase price for Interests be paid, regardless of any delay in making such payment.

            This note may not be pledged, assigned or otherwise transferred by the Payee and shall not bear interest.

            This note shall be construed according to and governed by the laws of the State of California without giving effect to the conflict of laws principles thereof.

            Any capitalized term used herein but not defined herein shall have the meaning ascribed to it in the Offer.

Payee: __________________

                                    MONTGOMERY PARTNERS ABSOLUTE RETURN FUND LLC
                                    By:  _________________________________
                                         Name:
                                         Title:


                                     - i -